

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

June 1, 2017

Scott Cormack
President and Chief Executive Officer
OncoGenex Pharmaceuticals, Inc.
19820 North Creek Parkway
Bothell, Washington 98011

> **Re:** **OncoGenex Pharmaceuticals, Inc.**
> **Amendment No. 2 to**
> **Registration Statement on Form S-4**
> **Filed May 24, 2017**
> **File No. 333-216961**

Dear Mr. Cormack:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 17, 2017 letter.

Competition, page 180

Prescription Treatments, page 181

1. We note your response to our prior comment 5. Please revise to disclose that "no apparent difference in efficacy between cytisine and Chantix" means that the review found that the risk ratio for cytisine and Chantix was found to be in the same order of magnitude. Please also clearly disclose that only two studies were used to calculate the risk ratio for cytisine versus 27 trials for varenicline, and that evidence for varenicline

was considered of high and moderate quality while the evidence for cytisine was considered low quality.

2. We note your response to our prior comment 6. Please revise the disclosure of the Cochrane Group review to provide the year of the first trial included in the review.

You may contact Rolf Sundwall at (202) 551-3105 or Mark Brunhofer at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or Erin Jaskot, Special Counsel, at (202) 551-3442 with any other questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Robert Freedman
        Fenwick & West LLP